IVY DISTRIBUTORS, INC.

Statement of Operations

Year ended December 31, 2016

(In thousands)

Revenue:		
Underwriting and distribution fees	$	138,465
Revenue sharing		64,884
Total		203,349
Expenses:		
Underwriting and distribution		222,646
Share-based compensation		2,631
General and administrative		18,466
Depreciation		678
Total		244,421
Operating loss		(41,072)
Investment and other income		278
Loss before income tax benefit		(40,794)
Income tax benefit		14,903
Net loss	$	(25,891)

See accompanying notes to financial statements.